Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005


                               September 27, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Erin Jaskot, Esq.
           Staff Attorney

           Jay Ingram, Esq.
           Legal Branch Chief
           Division of Corporation Finance

Re: Ciralight Global, Inc.
    Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed on September 20, 2011
    File No. 333-165638

Dear Madam or Sir,

     This letter is in response to your letter to me of September 27, 2011, regarding the above referenced matter ("Comment Letter").

     Our responses to the Comment Letter follow:

1. It appears that the prospectus included in the post-effective amendment no. 1 has been in use for more than nine months, that the last set of audited financial statements contained therein are more than 16 months old, and that you have not previously sought to update your audited financial statements pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please supplementally advise us as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

     Response: In our correspondence to the Commission on September 20, 2011, we included the following statement in the second paragraph of such correspondence:

"We have never issued a prospectus related to this offering, and none of the shares of our selling shareholders have been offered or sold pursuant to this filing, as we had no market for our common stock."

     We hereby reiterate the above statement as we have never issued a prospectus related to this offering, and none of the shares of our selling shareholders have been offered or sold pursuant to this filing (including the period in which our audited financial statements were not current), as we had no market for our common stock.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Jeffrey S. Brain
   --------------------------------
   Jeffrey S. Brain
   President